Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership's director nomination rights are categorized as a weighted voting rights structure (the "WVR structure") under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿 里 巴 巴 集 團 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ANNOUNCEMENT

VOLUNTARY CONVERSION TO DUAL PRIMARY LISTING
ON THE HONG KONG STOCK EXCHANGE

Reference is made to the announcements of Alibaba Group Holding Limited (the “Company”) dated July 26, 2022, August 8, 2022 (the “First Conversion Announcement”) and November 17, 2022 and the proxy statement of the Company dated July 5, 2024, regarding, among other things, the Company’s voluntary conversion to primary listing on the Main Board of the Hong Kong Stock Exchange (the “Primary Conversion”). Reference is also made to the announcement of the Company dated August 23, 2024 regarding the poll results of the annual general meeting held by the Company on August 22, 2024 (the “2024 AGM”).

This announcement is made pursuant to paragraph 3.30 of Guidance Letter HKEX-GL112-22 (the “Change of Listing Status Guidance Letter”). Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the First Conversion Announcement.

VOLUNTARY CONVERSION TO DUAL PRIMARY LISTING

We are pleased to announce that the voluntary conversion of our secondary listing to primary listing on the Hong Kong Stock Exchange will become effective on August 28, 2024 (the “Effective Date”). We will become dual primary listed on the Hong Kong Stock Exchange and the NYSE, and the stock marker “S” will be removed from our stock short names for both HKD and RMB counters on the Hong Kong Stock Exchange on the Effective Date.

Our voluntary conversion to dual primary listing does not involve any issue of new shares and/or fund-raising by our Company.

OBLIGATIONS OF THE COMPANY TO COMPLY WITH ALL APPLICABLE HONG KONG LISTING RULES, THE SFO AND THE TAKEOVERS CODE

Upon the Effective Date, we are required to comply with all the relevant Hong Kong Listing Rules, the SFO and the Takeovers Code applicable to a dual primary listed issuer, including those provisions in respect of which we were previously granted certain waivers and exemptions applicable to us as a secondary listed issuer on the Hong Kong Stock Exchange (the “Existing Waivers”) (which will be withdrawn or will no longer be applicable upon the Effective Date, unless otherwise separately waived or exempted by the Hong Kong Stock Exchange). Such Existing Waivers include, among others, the following specific waivers granted by the Hong Kong Stock Exchange, and exemptions and rulings granted by the Securities and Futures Commission of Hong Kong:

Rules	Subject matter

Rule 2.07A of the Hong Kong Listing Rules	Printed Corporate Communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly Return

Rule 19C.07(3) and Rule 19C.07(7) of the Hong Kong Listing Rules(Note)	Shareholder protection requirements in relation to approval, removal and remuneration of auditors; and requisition of extraordinary general meeting by shareholders

Section 4.1 of the Takeovers Code	Not a public company in Hong Kong under Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Note: Rule 19C.07(3) and Rule 19C.07(7) of the Hong Kong Listing Rules have been repealed and replaced by paragraph 17 and paragraph 14(5) of Appendix A1 to the Hong Kong Listing Rules which became effective from January 1, 2022.

Details of these Existing Waivers are set out in our Prospectus. We have taken necessary arrangements to enable the Company to comply with the relevant Hong Kong Listing Rules, the SFO and the Takeovers Code applicable to a dual primary listed issuer, including the necessary Shareholders’ approval in respect of matters relating to the Primary Conversion which has been obtained at the annual general meeting held on August 22, 2024.

In the event that we are unable to demonstrate full compliance with any applicable Hong Kong Listing Rule, the SFO and the Takeovers Code (where no waiver, exemption or ruling has been granted) upon the Effective Date, we would be in potential breach, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action. We may also be directed to carry out possible remedial and enhancement actions such as internal control review and directors’ training on regulatory and legal topics including compliance with the Hong Kong Listing Rules.

Applications for Waivers in Connection with the Primary Conversion

In connection with the Primary Conversion, we have sought, and the Hong Kong Stock Exchange has granted, the following waivers and exemptions from strict compliance with the following provisions of the Hong Kong Listing Rules:

Rules	Subject matter

Rule 19.25A of, and Note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules	Use of U.S. GAAP for preparation of financial statements

Paragraphs 4(2), 4(3) and 14(5) of Appendix A1 to the Hong Kong Listing Rules	Shareholder protection requirements in relation to casual vacancy of directors, removal of directors and requisition of extraordinary general meetings

Rules 14A.35, 14A.36, 14A.39, 14A.44 to 14A.46, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Rule 17.03E of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the 2024 Plan

Use of U.S. GAAP

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases, the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules requires us to prepare our financial statements in the financial reports to be in conformity with: (a) HKFRS; or (b) IFRS, subject to Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared adopting HKFRS or IFRS in its accountants’ reports, annual reports and interim reports.

As a company listed on the NYSE, we prepare our financial statements in accordance with U.S. GAAP and our financial statements are audited under the standards of the U.S. Public Company Accounting Oversight Board for the purpose of our filings with the U.S. Securities and Exchange Commission. U.S. GAAP is well recognized and accepted by the international investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, we note that there may be confusion among our investors and Shareholders if we are required to adopt different accounting standards for our disclosures in Hong Kong and our disclosures in the U.S. Aligning the accounting standards used for disclosures in both markets will prevent any such confusion.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules in relation to our annual and interim reports, subject to the following conditions:

•	we will include adequate disclosure, including (a) a description of the relevant key differences between U.S. GAAP and IFRS; and (b) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using the U.S. GAAP and the IFRS in our annual reports after the Primary Conversion as required under Rule 19.25A of the Hong Kong Listing Rules and paragraphs 30 to 31 of GL111-22, and such reconciliation statement will be included as a note to the audited financial statements in the annual report audited by our external auditor;

•	we will include in our interim reports a reconciliation statement which will be reviewed by our external auditor in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000; and

•	in accordance with Note 4 to Rule 19.25A of the Hong Kong Listing Rules, we will adopt IFRS if we de-list from the NYSE and will do so for any annual and interim financial statements that fall due under the Hong Kong Listing Rules, and are published, after the first anniversary of the date of such de-listing.

Shareholder Protection Requirements

Paragraphs 4(3) and 4(2) of Appendix A1 to the Hong Kong Listing Rules provide as follows:

•	Removal of Directors: “That, where not otherwise provided by law, members in general meeting shall have the power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his term of office.” (paragraph 4(3) of Appendix A1 to the Hong Kong Listing Rules)

•	Casual Vacancy of Directors: “That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the next following annual general meeting of the issuer after his appointment, and shall then be eligible for re-election.” (paragraph 4(2) of Appendix A1 to the Hong Kong Listing Rules)

The note to both paragraphs 4(2) and 4(3) of Appendix A1 to the Hong Kong Listing Rules provides that “in respect of Grandfathered Greater China Issuers and Non-Greater China Issuers that are permitted to have a WVR structure that does not comply with Chapter 8A of the Listing Rules, the Hong Kong Stock Exchange will consider the applicability of this requirement on a case-by-case basis based on the circumstances of each individual case.”

We have a “director nomination rights-based” governance structure and are deemed to be a company with a WVR structure under the Hong Kong Listing Rules. Our Articles give the Alibaba Partnership the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our Board of Directors; and restrict the ability of Shareholders to make amendments to the above nomination and/or appointment rights, as well as take actions that seek to undermine the governance rights granted to the Alibaba Partnership over our Company.

Removal of Directors

The removal of Directors under our WVR structure is regulated by Article 94 of the Articles, pursuant to which, among other things, the Directors nominated or appointed by the Alibaba Partnership pursuant to the Articles are subject to removal, with or without cause, only by the Alibaba Partnership.

Casual Vacancy of Directors

As part of our WVR structure:

•	Article 84 of the Articles provides that in the event of a vacancy due to an increase in the size of our Board of Directors, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board of Directors at the next annual general meeting shall be entitled to appoint a person as an interim Director to fill such vacancy until the next annual general meeting; the Board of Directors does not have the right to appoint a person to be a Director to fill a casual vacancy or as an addition to the Board, as contemplated by paragraph 4(2) of Appendix A1 to the Hong Kong Listing Rules.

•	Article 85 of the Articles provides that the Alibaba Partnership shall be entitled to nominate or appoint such number of additional Directors to the Board of Directors as may be necessary to ensure that the Directors nominated or appointed by the Alibaba Partnership shall comprise a simple majority of the total number of members of the Board of Directors; such right is exercisable at any time that the total number of Directors on the Board of Directors nominated or appointed by the Alibaba Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Alibaba Partnership ceases to be a Director or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board of Directors. Accordingly, the Board of Directors does not have the right to fill such casual vacancies as contemplated by paragraph 4(2) of Appendix A1 to the Hong Kong Listing Rules.

•	Pursuant to Article 92 of the Articles, the effectiveness of the appointment of such a Director is not subject to the requirement of any further approval by the Board of Directors.

The above provisions of our Articles are part and parcel of the governance rights under our WVR structure. As we are permitted to retain our WVR structure, which has in all material respects remained the same since our secondary listing on the Hong Kong Stock Exchange, pursuant to paragraph 3.48 of the Change of Listing Status Guidance Letter, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance following our Primary Conversion with paragraphs 4(3) (removal of directors) and 4(2) (casual vacancy of directors) of Appendix A1 to the Hong Kong Listing Rules.

Requisition of extraordinary general meetings

Paragraph 14(5) of Appendix A1 to the Hong Kong Listing Rules provides “that members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital (excluding treasury shares) of the issuer.”

Under Article 57(b) of our Articles, a Shareholders’ requisition is a requisition by Shareholders holding not less than one-third of the voting rights. Article 57(f) and (g) of our Articles set out certain limitations on the resolutions which may be proposed by requisitionists. At the time of our secondary listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted us a waiver from compliance with Rule 19C.07(7) of the Hong Kong Listing Rules (which has, since January 1, 2022, become paragraph 14(5) of Appendix A1) on the conditions and basis set out in our Prospectus. On the basis that the circumstances under which the waiver was granted, other than our listing status on the Hong Kong Stock Exchange, have not changed, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraph 14(5) (requisition of extraordinary general meetings) of Appendix A1 to the Hong Kong Listing Rules.

Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

We have in place various contractual arrangements with variable interest entities (“VIEs”) that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The transactions contemplated under the contractual arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Effective Date, unless they are exempt under the Hong Kong Listing Rules (the “Contractual Arrangements”). The Contractual Arrangements were permitted upon our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) and paragraph 3.48 of the Change of Listing Status Guidance Letter confirms that we, as a Grandfathered Greater China Issuer, are allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

Description of the Contractual Arrangements

As a result of Contractual Arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Details of our VIE structure are summarized in the section headed “Business Overview – VIE Structure” in our annual reports. The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to us pursuant to the agreements under the Contractual Arrangements. Therefore, there will be no monetary cap in respect of any transactions under the Contractual Arrangements.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Chapter 14A of the Hong Kong Listing Rules in respect of the Contractual Arrangements on the following grounds:

•	The Contractual Arrangements were entered into/contemplated to be entered into before we became secondary listed on the Hong Kong Stock Exchange.

•	We are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Under this structure, the financial results of VIEs are consolidated into our financial statements as if they are our wholly-owned subsidiaries, and the economic benefits of their business flow to us.

•	The Contractual Arrangements are entered into for the benefit of our Group and, unlike typical connected transactions, since the registered owners of the VIEs act as shareholders or partners of the VIEs to facilitate the arrangements whereby economic benefits from the VIEs are transferred to us, there is no concern of leakage of economic benefits to connected persons to the detriment of our minority Shareholders under the Contractual Arrangements.

•	We also believe that it will not be in our interests and those of our Shareholders to set any annual cap on the amount of fees payable to us under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements shall technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules upon the date of the Primary Conversion, we consider that it would be unduly burdensome and impracticable to us if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules.

Conditions of waiver

In respect of the Contractual Arrangements, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular (including independent financial advice) and independent Shareholders’ approval requirements under Rules 14A.35, 14A.36, 14A.39, 14A.44, 14A.45 and 14A.46 of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject to the following conditions:

(a)	Confirmation from independent non-executive Directors

The independent non-executive Directors will confirm, on or prior to the Primary Conversion, that the Contractual Arrangements are on normal commercial terms or better and in the ordinary and usual course of business of our Group and are in our interests and those of our Shareholders as a whole.

(b)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements will be made without the approval of the independent non-executive Directors.

(c)	No material change without independent Shareholders’ approval

Save as described in condition (e) below, no material change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further material changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in our annual reports (as set out in condition (f) below) will, however, continue to be applicable.

(d)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable us to receive the economic benefits derived by the relevant VIEs through:

(i)	an exclusive call option to (A) request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (a) the paid-in registered capital in the relevant VIE and (b) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) subscribe for the increased capital of the relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease;

(ii)	the business structure under which the profit generated by the relevant VIEs is substantially retained by us, such that no annual cap shall be set on the amount of service fees payable to our wholly foreign owned entities (the “WFOEs”) by the relevant VIEs under the relevant exclusive service agreement; and

(iii)	our right to control the management and operation of, as well as, in substance, all of the voting rights of the relevant VIEs.

(e)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between us and our subsidiaries in which we have direct shareholding, on the one hand, and VIEs, on the other hand, the registered shareholders/partners for VIEs may be changed, and that framework may be renewed, terminated and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which may wish to establish such framework, where justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. Unless otherwise exempted under the Hong Kong Listing Rules, the directors, chief executives or substantial shareholders of any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as our connected persons. Any other transactions between our Group and these connected persons, other than those under similar contractual arrangements between our Group and connected persons of VIEs, shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(f)	Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	A summary of the Contractual Arrangements in place during each financial reporting period will be disclosed in our annual reports and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in our annual report and accounts for the relevant year that (i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdcos to the holders of their equity interests which are not otherwise subsequently assigned or transferred to us, and (iii) any new contracts entered into, renewed or reproduced between us and the Onshore Holdcos during the relevant financial period under condition (e) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

•	Our auditor will carry out procedures annually on the transactions pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Onshore Holdcos to the holders of their equity interests which are not otherwise subsequently assigned or transferred to us.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as our subsidiaries, and transactions between connected persons of such VIEs and our Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIEs will undertake that, for so long as our Shares are listed on the Hong Kong Stock Exchange, the VIEs will provide our Group’s management and our auditor full access to their relevant records for the purpose of our auditor’s reporting on the connected transactions.

Exercise Price of Share Options to be Granted Pursuant to the 2024 Plan

Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. We note that the relevant requirement specifies the value of the exercise price but does not strictly limit the currency at which grants are made.

After the Effective Date, grants made by us will include options exercisable into ADSs denominated in U.S. dollars under our equity incentive scheme as approved by the Shareholders of the Company at the 2024 AGM (the “2024 Plan”). By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars. Under the terms of the 2024 Plan, the exercise price for grant of options exercisable into ADSs shall be determined based on, among other things, the higher of:

(i)	the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)	the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Rule 17.03E of the Hong Kong Listing Rules.

In addition, it would be unduly burdensome for us to grant options exercisable into ADSs with exercise price denominated in Hong Kong dollars under the 2024 Plan due to the following reasons:

•	the eligible grantees under the 2024 Plan will include employees, officers, directors, and service providers (the “Grantees”). A portion of these Grantees reside overseas and expect to continue to be granted options exercisable into ADSs rather than ordinary shares and we intend to continue granting options exercisable into ADSs to such Grantees;

•	our practice has been to issue options in the form of ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to the ADS trading price on the NYSE in general since 2014. We will continue to prepare our accounts based on U.S. GAAP after the Effective Date. It will likely cause confusion to the Grantees to whom we intend to continue to grant options exercisable into ADSs to change the method of determining the exercise price of the options and will likely lead to significant inconvenience for those Grantees with regard to the management of their holdings in our Company and their corresponding financial planning. It will also cause significant administrative burden to us, both from a timing and cost perspective, to change the determination and calculation of the exercise price of options exercisable into ADSs and to provide the necessary training to all affected Grantees; and

•	the method for determining the exercise price of options covering ADSs under the 2024 Plan is similar to the requirements under Rule 17.03E, that is, the closing sales price for such ADSs on the date grant, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination.

On the basis that (a) the method for determining the exercise price of the options based on the market price of ADSs is similar to the requirement in Rule 17.03E of the Hong Kong Listing Rules, (b) it has been our typical practice to issue options exercisable into ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to ADS trading price on the NYSE in general since 2014, and that we will continue to prepare the accounts based on U.S. GAAP after the Effective Date, and a portion of the grants made by us under the 2024 Plan will consist of options exercisable into ADSs, after the Effective Date, and (c) it would be unduly burdensome for us to grant options exercisable into ADSs with exercise prices denominated in Hong Kong dollars and based on the market prices of our ordinary shares in Hong Kong, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules, such that we will be able to determine the exercise price for grant of options exercisable into ADSs under our 2024 Plan based on, among other things, the higher of:

(i)	the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)	the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Rule 17.03E of the Hong Kong Listing Rules.

In the event of withdrawal of any of the aforementioned Waivers upon the Effective Date, the Company would have to fully comply with the relevant Hong Kong Listing Rules.

Confirmation in connection with Subsequent Issues of Shares

Rule 10.06(3)(a) of the Hong Kong Listing Rules, which will apply to our share repurchases on the Hong Kong Stock Exchange upon the Effective Date, stipulates that an issuer whose primary listing is on the Hong Kong Stock Exchange may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares for a period of 30 days after any purchase by it of shares, whether on the Hong Kong Stock Exchange or otherwise, without the prior approval of the Hong Kong Stock Exchange (the “Moratorium Restriction”). Note (iii) to Rule 10.06(3)(a) of the Hong Kong Listing Rules further supplements that the Moratorium Restriction will not apply to a new issue of shares or a transfer of treasury shares pursuant to the exercise of warrants, share options or similar instruments requiring the issuer to issue shares or transfer treasury shares, which were outstanding prior to that purchase of its own shares.

We have an existing equity plan currently in effect, namely the 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”). Although no further grants will be made under the 2014 Plan following the Effective Date, we still have substantial share issuance obligations under the 2014 Plan.

We have obtained confirmation from the Hong Kong Stock Exchange that the issue of new shares, or the transfer of any treasury shares, for the settlement of outstanding awards and options under the 2014 Plan falls under the exception set out in Note (iii) to Rule 10.06(3)(a) of the Hong Kong Listing Rules as the share issuance results from the exercise and/or vesting of awards and options granted under the 2014 Plan, which are outstanding and pre-existing prior to any repurchase of shares after the Effective Date.

APPOINTMENT OF ADDITIONAL AUTHORIZED REPRESENTATIVE

We are pleased to announce that Mr. Joseph C. Tsai, our Chairman has been appointed as our additional authorized representative under Rules 2.11 and 3.05 of the Hong Kong Listing Rules upon the Effective Date.

Mr. Kevin Jinwei Zhang, our secretary, will continue to be our authorized representative under Rules 2.11 and 3.05 of the Hong Kong Listing Rules upon the Effective Date.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of our securities. Shareholders and potential investors should exercise caution when dealing in our securities.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 23, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.